*AB 3/20

14049228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 66255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Innovation Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, 36th Floor
(No. and Street)

New York (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey, LLP
(Name – *if individual, state last, first, middle name*)

9801 Westheimer, Suite 1100 (Address) Houston (City) TX (State) 77042 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH
02

CHECK ONE:

...X Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Eric Friedfeld Gebaide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Advisors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Signature

2/28/14

Title

Nicole Saunders

Notary Public

NICOLE SAUNDERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6253051
Qualified In New York County
My Commission Expires December 19, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Innovation Advisors, LLC

Statement of Financial Condition

December 31, 2013

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Members of
Innovation Advisors, LLC

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC, (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 25, 2014

9801 Westheimer Road, Suite 1100 • Houston, Texas 77042 • 713.343.4200
10350 Richmond Avenue, Suite 800 • Houston, Texas 77042 • 713.343.4200
15 Maiden Lane, Suite 1002 • New York, New York 10038 • 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road • Chaoyang District, Beijing P.R. China 100020 • 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 • Nanshan District, Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com

NEXIA INTERNATIONAL

Innovation Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	19,048
Prepaid expenses and other assets		35,564
TOTAL ASSETS	$	54,612
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses		1,500
Total liabilities		1,500
Member's equity		53,112
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	54,612

See accompanying notes to financial statements.

Innovation Advisor LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2013

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Innovation Advisors, LLC (the "Company") is a single member limited liability company. The single member is Innovation Advisors Holdings LLC, a New York limited liability Company.The Company was organized under the laws of the State of New York on June 9, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC').

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from investment banking and service fees is based on established agreements between the Company and its clients. Such revenue is recorded following the closing of a transaction and when collection is reasonably assured.

Cash and Cash Equivalent

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

NOTE 3. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member whereby certain overhead expenses, are allocated to the Company. During the year $41,700 was charged to the Company as follows:

Salary	$29,955
Rent	$4,170
Miscellaneous services	$7,575
	$41,700

As of the December 31, 2013, the Company has an unamortized prepaid balance of $28,700 which was prepaid to the Parent Company for operating expenses.

Company paid total commissions on success fees of $7,000 to the managing member of the owner.

NOTE 4. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the member and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2010.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2013, the Company had net capital of $17,548, which exceeded the Company's minimum net capital requirement of $5,000 by $12,548. The Company's percentage of aggregate indebtedness to net capital was 9% at December 31, 2013.

NOTE 6. SUBSEQUENT EVENTS

Subsequent to the audit period, on January 24, 2014 the Company received a transaction fee of $650,000 related to a transaction, which closed on January 22, 2014. The firm subsequently paid a commission to a principal of the firm, passed through to the parent $58,000 related to retainers and expenses which were collected on behalf of the Parent entity, and distributed $130,000 of capital to the parent entity.